SUPPL

ERSTE BANK

ERSTE BANK

The Bank for Central and Eastern Europe

INTERIM REPORT
FIRST HALF 2007

KEY FINANCIAL AND SHARE DATA*

in EUR million (unless otherwise stated)	1-6 07	1-6 06
Income statement		
Net interest income	1,857.5	1,481.8
Risk provisions for loans and advances	-239.3	-218.3
Net fee and commission income	884.9	697.7
Net trading result	219.6	136.2
General administrative expenses	-1,791.8	-1,399.6
Other result (incl. insurance business)	-28.0	14.1
Pre-tax profit	902.9	711.9
Net profit after minorities	566.0	452.6
Profitability ratios		
Net interest margin	2.4%	2.2%
Cost/income ratio	59.9%	60.1%
Return on equity	13.8%	14.1%
Earnings per share	1.82	1.54

	Jun 07	Dec 06
Balance sheet		
Loans and advances to credit institutions	21,405	16,616
Loans and advances to customers	104,389	97,107
Risk provisions for loans and advances	-3,239	-3,133
Trading and other financial assets	45,066	42,497
Other assets	29,732	28,616
Total assets	**197,353**	**181,703**
Amounts owed to credit institutions	40,989	37,688
Amounts owed to customers	93,235	90,849
Debt securities in issue	29,128	21,814
Other liabilities	17,149	15,238
Subordinated capital	5,484	5,210
Total equity	11,368	10,904
Total liabilities and equity	**197,353**	**181,703**
Changes in total qualifying capital		
Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act	92,660	94,129
Tier 1 ratio	6.4%	6.6%
Solvency ratio	9.8%	10.3%

	1-6 07	1-6 06
Stock market data (Vienna Stock Exchange)		
High (EUR)	61.50	51.69
Low (EUR)	56.16	40.40
Closing price (EUR)	57.80	44.00
Market capitalisation (EUR billion)	18.28	13.55
Trading volume (EUR billion)	5.13	4.38

* All figures are in accordance with revised IAS 19 (Employee Benefits) and IFRS 7 (Financial Instruments: Disclosures). All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details were provided in a press release published on 30 January 2007 (www.erstebank.com/investorrelations).
Starting 1 January 2007 Basel II methodology is applied in solvency calculations.

RATINGS

Fitch	
Long-term	A
Short-term	F1
Outlook	Stable
Moody's Investors Service	
Long-term	Aa3
Short-term	P-1
Outlook	Stable
Standard & Poor's	
Long-term	A
Short-term	A-1
Outlook	Stable

PERFORMANCE OF THE ERSTE BANK SHARE (INDEXED)



115%
100%
85%
1 January 2007
29 June 2007
ERSTE BANK-Aktie
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Highlights

- Net interest income rose 25.4% from EUR 1,481.8 million to EUR 1,857.5 million (excluding BCR +7.5% to EUR 1,592.2 million
- Net commission income climbed 26.8% from EUR 697.7 million to EUR 884.9 million (excluding BCR +11.7% to EUR 779.5 million).
- Operating income increased 28.4% from EUR 2,330.7 million to EUR 2,991.5 million (excluding BCR +9.6% to EUR 2,555.5 million).
- General administrative expenses rose 28.0% from EUR 1,399.6 million to EUR 1,791.8 million (excluding BCR +11.2% to EUR 1,556.3 million).
- Pre-tax profit rose 26.8% from EUR 711.9 million to EUR 902.9 million (excluding BCR +5.8% to EUR 753.4 million).
- Net profit after minorities increased by 25.1% from EUR 452.6 million to EUR 566.0 million (excl. BCR +5.9% to EUR 479.3 million).
- Cost/income ratio moved up slightly from 59.5% in financial year 2006 to 59.9%.
- Cash return on equity rose from 13.8% (reported ROE: 13.7%) in financial year 2006 to 14.4% (reported ROE 13.8%).
- Total assets increased 8.6% from the end of 2006 from EUR 181.7 billion to EUR 197.4 billion.
- Cash earnings per share rose from EUR 1.54 to EUR 1.89 (reported earnings per share: EUR 1.82).
- Tier 1 ratio (as of 2007 calculated in accordance with Basel II) decreased from 6.6% at year-end 2006 to 6.4%, solvency ratio down to 9.8% (end of 2006: 10.3%).

Please note:

1. Comparisons are with H1 06 and year-end 2006 respectively, unless stated otherwise.
2. The following tables and texts may contain rounding differences.

Letter from the CEO

Dear shareholders,

In the first half of 2007 we reported record net profit of EUR 566 million, up 25% on the same period last year. This pleasing development resulted mainly from a much improved performance at Banca Comercială Română (BCR), our Romanian subsidiary, continued strength of our Austrian operations as well as good results from our Slovak and Croatian banks. While cost growth was somewhat higher than expected, this was mainly due to increased up-front investments in group projects, the introduction of the new group structure and our continued commitment to quickly expand into promising markets, such as the Ukraine. Over the course of the year we expect cost growth to level off, hence paving the way for achieving our full-year target of at least 25% net profit growth.

The highlight of the quarter was the marked performance improvement at BCR. The integration, which actually started in the first quarter of 2007, showed first positive effects: the technical prerequisites for offering a competitive current account product are now in place, the preparations for back office consolidation in the second half of this year were completed and the repricing of the product portfolio has also progressed well. This bundle of measures led to an improvement in net interest margin, which edged up from 5.2% in the first quarter to 5.3% for the first half of 2007. Annual retail loan growth stayed above 40%, while corporate lending also posted healthy growth rates at above 30%. The economic environment remained benign, with real GDP growth expectations for the full year now standing at 6-7%. Overall we remain confident of achieving our demanding financial targets of 40% net profit growth in EUR-terms before restructuring costs in 2007.

In Central and Eastern Europe overall, our Slovak and Croatian banks continued their strong performance. While the results of the latter were aided by the first time consolidation of credit card company Diners Club Adriatic – leading to a near doubling of fee income compared to Q1 07 and a sequential rise in net profit – Slovenská sporiteľňa enjoyed another strong quarter against the backdrop of a buoyant economy. Loan growth was evenly spread and averaged about 30% on an annual basis, leading to a rise in the loan/deposit ratio to above 66% despite strong deposit growth.

Our key Czech business turned into a solid operating performance. Margins continued to improve and net interest income registered double-digit growth. Going forward we nonetheless expect an acceleration in revenue growth, while cost growth should come down. We therefore maintain our guidance of more than 15-20% net profit growth for the full year of 2007. Erste Bank Hungary saw a much more stable development than in the first quarter, which was impacted by a number of one-offs as well as reclassifications in the comparable prior year period. Loan growth developed somewhat better than expected – retail loans and mortgage loans both grew faster than in the first quarter, while risk costs remained very stable.

Erste Bank Ukraine experienced the strongest growth within the group. We are opening at least a branch every week and are rapidly gaining market share in the key retail segment. The bank has already more than 600 employees and 35 branches. While the contribution to the group will remain negative both this year and next, the progress of the first half of 2007 is highly encouraging.

Outside our CEE growth markets, our Austrian operations once again performed excellently, driven by retail and SME customer demand. Overall we are now right on track of achieving our targets supported by strong customer demand as well as strong economic growth throughout the region.

Andreas Treichl

Erste Bank share

EQUITY MARKET REVIEW

After a volatile period in the first quarter caused by the difficult international stock market environment, international share markets were markedly improving by the beginning of June. Some indices in the USA and Europe even hit new all-time highs. This upturn was due in part to the fact that the first quarter reporting season turned out to be much better than had been expected: hopes had been low after the ratings agency Standard & Poor's reduced their estimates for average profit growth during the reporting period. Stock markets were buoyed by a glut of fusions and rumours of takeovers in various sectors. Additional positive stimuli also came from the optimistic data concerning the economy, which confirmed sustained economic growth in the euro zone and a robust economic picture for the USA. In the last months of the first half of the year profit taking caused by the increase in interest rates by the European Central Bank (ECB) lead to markdowns. In total, all the stock exchanges monitored ended the first half of the year encouragingly as a result of positive developments in the second quarter, whereby the German Share Index (DAX) exceeded other indices with a gain of more than 20%. Since the beginning of the year the US Dow Jones Industrial Index rose 7.6%. In comparison, the European Eurotop 300 Index closed at a plus of 8.2%.

The Austrian Traded Index (ATX) continued its successful trend from the first quarter with growth of 9.1%, reaching 4,869.26 points by the end of the period under review, and on 15 June 2007 it reached an all-time high of 4,967.61 points. Activity on the Vienna Stock Exchange was largely oriented on international cues. Additional stimuli also came from the pleasing company news about first quarter results and the good economic environment which represents a solid basis for positive stock market development.

The dominant topics in the European banking sector during the period under review were both figures from the first quarter and M&A activity. The majority of financial institutes reported very good company figures. Rumours of a possible takeover of Société Générale by Unicredit or a fusion of Société Générale with the French company BNP, as well as the continued takeover battle of the British bank Barclays and the bid consortium from the Royal Bank of Scotland for the Dutch bank ABN Amro brought the prices of European bank shares up. The DJ Euro Stoxx bank index relinquished part of its gains, due to exchange losses towards the end of the second quarter caused by the ECB's interest rate decision and a downturn in international stock markets. The European bank index ended the reporting period on 463.97 points, up 3.8%.

PERFORMANCE OF THE ERSTE BANK SHARE

After declining in the first three months of the year, the price of Erste Bank shares hit a new all-time high of EUR 61.50 on 27 April 2007, shortly before the results for the first quarter were published. Profit takings again lead to a consolidation of the share price. Few analysts changed their price targets and recommendations for Erste Bank because most of them had already increased them when the annual results were published. Published research notes emphasised the continued growth of Erste Bank Group through the acquisition of BCR and the confirmation of targets. At the end of the second quarter the Erste Bank shares declined due to the general weakness of the European banking sector. On 29 June 2007 the price of the Erste Bank share was EUR 57.80. Based on the closing price, the Erste Bank share remained unchanged in the first half of 2007.

INVESTOR RELATIONS

In the second quarter management, together with Erste Bank's investor relations team, took part in numerous bank and investor conferences organised by international investment banks, UBS, ING and Goldman Sachs.

In the course of the regular spring road show, trips were made to the USA and Europe in June. The strategies and orientation of Erste Bank Group were presented at individual and group meetings with international investors, organised as part of these events.

Business performance – (Interim management report)

When comparing rates of change, please note that Banca Comercială Română (BCR), Erste Bank Ukraine, Diners Club Adriatic, Croatia (DCA) and ABS Banka, Bosnia (acquired through Steiermärkische Sparkasse) have been included in the group financial statements since 12 October 2006, 24 January 2007, 2 April 2007 and 3 April 2007, respectively. Due to the significant effects of the inclusion of BCR (the impacts of Erste Bank Ukraine, DCA and ABS Banka are still negligible), adjusted P&L figures excluding the impact of BCR have also been given for comparison purposes. Balance sheet data is compared to year-end 2006 figures, in which BCR was already included.

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be charged against equity without affecting net income when calculating long-term personnel provisions. Erste Bank introduced this practice in 2006. Furthermore, in preparation for the mandatory implementation of IFRS 7 (Financial Instruments: Disclosures) from 1 January 2007, the Erste Bank Group provided more detailed information in its 2006 balance sheet and income statement. In addition, a new equity allocation has been adopted for segment reporting in parallel with the inclusion of BCR in the group financial statements. All prior-year figures and rates of change indicated are based on the restated comparative figures in line with these changes. Details of these changes were provided in a press release published on 30 January 2007. The press release can be found on the Erste Bank website (www.erstebank.com/investorrelations).

According to the ruling by the Austrian financial markets supervisory body on 31 January 2007, Erste Bank Group qualified to apply advanced approaches pursuant to Basel II for solvency calculation. From 2007 the advanced IRB Approach will accordingly be applied for credit risk in the retail sector, while in other Basel segments the Foundation IRB Approach will be used. Until now market risks were covered by an internal model that was approved by the Austrian supervisory body. In 2007 operational risk will be measured using the basic indicator approach.

SUMMARY OF BUSINESS PERFORMANCE

Net profit after minority interests again reached a very satisfactory EUR 263.9 million, after the record result in the first quarter of EUR 302.1 million. This resulted in a first half net profit after minority interest of EUR 566.0 million, up 25.1% on the same period last year (EUR 452.6 million).

Operating result rose 28.8% (excluding BCR 7.3%) from EUR 931.1 million to EUR 1,199.7 million.

On the income side, all components improved strongly: **operating income** grew by 28.4% from EUR 2,330.7 million to EUR 2,991.5 million (excluding BCR up by 9.6%). **Operating expenses** rose by 28.0% from EUR 1,399.6 million to EUR 1,791.8 million (excluding BCR up 11.2%).
The **cost/income ratio** equalled from 59.9% in the first half of 2007, somewhat higher than the 59.5% recorded for the full year of 2006.

Other operating result deteriorated markedly from EUR -51.1 million in the first half of 2006 to EUR -89.4 million. This is directly related to pro rata amortisation charges for customer relationships as of this year, especially related to BCR (in total EUR 39.7 million).

Total **income from the various categories of financial assets** declined in the first half of 2007 by 36.5% from EUR 50.2 million to EUR 31.9 million, primarily due to lower income from sales of securities allocated the available for sale portfolio.

Return on equity (ROE) rose from 13.7% overall in 2006 to 13.8%. Cash ROE (ROE adjusted for amortisation of BCR customer relationships) was 14.4% in the first half in 2007 (13.8% for FY2006).

Earnings per share stood at EUR 1.82 in the first half of 2007 (cash earnings per share EUR 1.89) compared to EUR 1.54 in the first half of 2006.

Compared to 31 December 2006, **total assets** rose by 8.6% from EUR 181.7 billion to EUR 197.4 billion. At the same time **loans and advances to customers** climbed by 7.5% from EUR 97.1 billion to EUR 104.4 billion and **amounts owed to customers** by 2.6% from EUR 90.8 billion to EUR 93.2 billion.

Due to the first-time inclusion of new acquisitions Erste Bank Ukraine and Diners Club Adriatic, Croatia in the first half of 2007 as well as strongly rising loan demand the **tier 1 ratio** (in

relation to credit risk) declined to 6.4%, down from 6.6% at the end of 2006. The **solvency ratio** went down to 9.8% (end of 2006: 10.3%), but remained well above the statutory minimum level of 8%.

In this context, the adoption of the solvency calculation according to Basel II as of 1 January 2007 led to a reduction of risk-weighted assets (associated with credit risk), especially in the retail and international businesses.

Outlook

Because of the good operating income situation throughout the group as a whole and the expected flattening in expense growth the targets for 2007 remain unchanged: net profit after minorities should grow by at least 25%.

Based on average net profit growth of at least 20% per annum, the cost/income ratio should be below 55% by 2009, while return on equity, which fell significantly in the previous year as a result of the capital increase, should once again reach a level of 18 to 20%.

PERFORMANCE IN DETAIL

in EUR million	1-6 07	1-6 06	Change
Net interest income	1,857.5	1,481.8	25.4%
Risk provisions for loans and advances	-239.3	-218.3	9.6%
Net fee and commission income	884.9	697.7	26.8%
Net trading result	219.6	136.2	61.2%
General administrative expenses	-1,791.8	-1,399.6	28.0%
Income from insurance business	29.5	15.0	96.7%
Other result	-57.5	-0.9	>100.0%
Pre-tax profit	**902.9**	**711.9**	**26.8%**
Net profit after minorities	**566.0**	**452.6**	**25.1%**

Net interest income

Net interest income, the most important income stream, increased by 25.4% from EUR 1,481.8 million to EUR 1,857.5 million (excluding BCR +7.5%). The high level of demand for credit, especially in the central and east European subsidiaries, is reflected in this result. The rising interest rate trend over the past quarters, impacting especially the retail business, made a significant contribution to this good result. Even without the contribution from BCR, the increase of 7.5% to EUR 1,592.2 million was very satisfactory.

The net interest margin (net interest income as a percentage of average interest-bearing assets) continued to improve from 2.21% in the first half of 2006 (2006 overall: 2.31%) to 2.42%. This resulted largely from the inclusion of BCR. The average margin in Austria decreased slightly to about 1.60%. In particular, this is based on the one-off character of interest income on the proceeds of the capital increase in the first half of 2006. The average net interest margin in CEE countries increased from 3.62% in the first half of 2006 to currently 4.02%.

Net commission income

in EUR million	1-6 07	1-6 06	Change
Lending business	152.7	91.5	66.9%
Payment transfers	341.5	253.3	34.8%
Securities transactions	258.3	237.8	8.6%
Investment fund transactions	117.5	110.1	6.7%
Custodial fees	27.8	26.6	4.5%
Brokerage	113.0	101.1	11.8%
Insurance business	33.6	35.3	-4.8%
Building society brokerage	14.4	15.5	-7.1%
Foreign exchange transactions	17.7	18.7	-5.3%
Investment banking business	13.7	13.2	3.8%
Other	53.0	32.4	63.6%
Total	**884.9**	**697.7**	**26.8%**

Net commission income climbed by 26.8% from EUR 697.7 million to EUR 884.9 million (excluding BCR +11.7%). Above-average growth rates were achieved from lending business (+66.9%, excluding BCR +20.2%) and in payment transfers (+34.8%, excluding BCR +14.2%). Apart from Austria, subsidiaries in Slovakia, Hungary and Croatia contributed to the good result.

Trading result

As expected, the record result from the first quarter could not be achieved again in the second quarter of 2007. But the cumulative trading result from the first half of 2007 was EUR 219.6 million, 61.2% higher than the already good result in the same period in the previous year. Even without BCR, an increase of 22.5% to EUR 166.9 million was achieved. The highest increases were achieved in the securities business.

Insurance business

The result from insurance business in the first half of 2007 of EUR 29.5 million was almost double that of the previous year (EUR 15.0 million). The majority of this increase resulted from BCR's non-life insurance business. Excluding BCR, the result improved by 12.7% to EUR 16.9 million, supported by a good performance of Česká spořitelna (+26.7%). As in the previous year the result was negatively affected by securities valuations due to the increase in interest rates.

General administrative expenses – Erste Bank Group

in EUR million	1-6 07	1-6 06	Change
Personnel expenses	1,039.8	817.4	27.2%
Other administrative expenses	557.8	413.7	34.8%
Subtotal	1,597.6	1,231.1	29.8%
Depreciation and amortisation	194.2	168.5	15.3%
Total	**1,791.8**	**1,399.6**	**28.0%**

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1-6 07	1-6 06	Change
Personnel expenses	615.1	578.3	6.4%
Other administrative expenses	237.8	206.8	15.0%
Subtotal	852.9	785.1	8.6%
Depreciation and amortisation	72.8	80.2	-9.2%
Total	**925.7**	**865.3**	**7.0%**

General administrative expenses – Central and Eastern Europe

in EUR million	1-6 07	1-6 06	Change
Personnel expenses	424.7	239.1	77.6%
Other administrative expenses	320.0	206.9	54.6%
Subtotal	744.7	446.0	67.0%
Depreciation and amortisation	121.3	88.3	37.4%
Total	**866.0**	**534.3**	**62.1%**

General administrative expenses rose by 28.0% from EUR 1,399.6 million to EUR 1,791.8 million. The majority of this is due to increases in other administrative expenses, some of which resulted from the additional expenditure on group projects; which form the basis for future efficiency gains. Without including BCR, there would have been an increase of 11.2% to EUR 1,556.3 million. When also excluding Erste Bank Ukraine and Diners Club Adriatic, the growth rate would reduce to 10.3% (EUR 1,543.9 million).

Personnel expenses in the first half of 2007 rose by 27.2% from EUR 817.4 million to EUR 1,039.8 million. The 77.6% increase in Central and Eastern Europe (excluding BCR 15.4%) was significantly higher than in the rest of the group (6.4%), whereby the wider implementation of performance-related salary components and the expansion of the branch network were the main contributing factors in Central and Eastern Europe.

Adjusting for the inclusion of Erste Bank Ukraine, consolidated for the first time in January 2007, and Diners Club Adriatic (since April 2007) and the effects of the inclusion of ABS Banka into the balance sheet of Steiermärkische Sparkasse, the group headcount rose slightly in the first half of 2007. As planned, a decline in staff numbers was registered at BCR. As part of the group centralisation of IT activities, 370 employees from CS, SLSP and Erste Bank Croatia were regrouped into a joint group subsidiary.

Other administrative expenses rose by 34.8% from EUR 413.7 million to EUR 557.8 million.

Both Central and Eastern Europe (+54.6%, and +25.8% excluding BCR) as well as the rest of the group (+15.0%) recorded an above-average increase, some of which was caused by special factors. As a result, start-up expenses for group projects, such as the outsourcing of procurement activities, which will lead to positive effects on the development of operating expenses in future years, were major cost drivers. Other cost drivers included preparations for the new group structure, which will lead to synergies in future quarters, IT expenses for the change to Basel II and the new core banking system as well as the preparations for euro-conversion in Slovakia. Total expenditure for the aforementioned project in the first half of 2007 amounted to EUR 35 million.

Without including BCR, other administrative expenses would have risen by 20.4% to EUR 498.1 million, without Erste Bank Ukraine and DCA it rose by 19.0% to EUR 492.1 million.

Depreciation of fixed assets climbed by 15.3% from EUR 168.5 million to EUR 194.2 million, excluding BCR however a slight decrease of 0.8% to EUR 167.1 million was recorded. This development resulted exclusively from Austria, where the restrictive investment activity of the past few years resulted in a 9.2% decline.

Compared with the first half of 2007 slower growth of general administrative expenses is expected for the second half of the year. Annual growth should be about 25%. Overall cost development will be influenced by recently launched cost reduction measures focusing on other administrative and IT expenses, contributions from new subsidiaries as well as additional costs related to the new group structure and the above-mentioned group projects

Headcount at 30 June 2007

	Jun 07	Dec 06	Change
Employed by Erste Bank Group	**51,788**	**50,164**	**3.2%**
Austria incl. Haftungsverbund savings banks	15,124	14,709	2.8%
Erste Bank AG incl. Austrian subsidiaries	8,244	8,004	3.0%
Haftungsverbund savings banks	6,880	6,705	2.6%
Central and Eastern Europe / International	**36,664**	**35,455**	**3.4%**
Česká spořitelna Group	10,733	10,856	-1.1%
Banca Comercială Română Group	13,068	13,492	-3.1%
Slovenská sporiteľňa Group	4,816	4,797	0.4%
Erste Bank Hungary Group	2,906	2,881	0.9%
Erste Bank Croatia Group	1,810	1,759	2.9%
Erste Bank Serbia	909	871	4.4%
Erste Bank Ukraine	637	0	nm
Other subsidiaries and foreign branch offices	1,785	799	>100.0%

Operating result

Total operating income increased by 28.4% from EUR 2,330.7 million to EUR 2,991.5 million, or excluding BCR, 9.6% to EUR 2,555.5 million.

The increase in general administrative expenses by 28.0% from EUR 1,399.6 million to EUR 1,791.8 million (excluding BCR +11.2% to EUR 1,556.3 million) lead to an operating result which improved in the first half of 2007 by 28.8% from EUR 931.1 million to EUR 1,199.7 million (excluding BCR +7.3%).

Risk provisions

Risk provisions for loans and advances increased only moderately by 9.6%, from EUR 218.3 million to EUR 239.3 million (excluding BCR +5.8% to EUR 231.0 million). The increase originated exclusively from Central and Eastern Europe, and was mainly related to the strong credit growth in the region. The Austrian business continues to show a downward development.

Other operating result

The deterioration of the other operating result from EUR -51.1 million to EUR -89.4 million is exclusively due to pro rata depreciation and amortisation included in the first half of 2007 for the intangible value of customers activated in the course of the acquisitions, particularly of BCR (in total EUR 39.7 million). Without the inclusion of BCR, it would have remained practically the same.

Results from financial assets

The total balance from all categories in financial assets fell by 36.5% from EUR 50.2 million to EUR 31.9 million. The significant decline in the result from the 'Available for sale' portfolio (from EUR 43.8 million to EUR 27.4 million) is due to both a one-off income from a divestment in the prior-year period and increased results from the AfS portfolio in the first half of 2006 – in particular in the Haftungsverbund savings banks and at Česká spořitelna. BCR did not impact this line item noticeably.

Pre-tax profit

Pre-tax profit for the period reached EUR 902.9 million in the first half of 2007, compared to EUR 711.9 million in the previous year. This represents an increase of 26.8% (excluding BCR +5.8%).

Net profit after minority interests

Net profit after minority interests rose 25.1% from EUR 452.6 million to EUR 566.0 million (excluding BCR +5.9%).

FINANCIAL RESULTS IN THE SECOND QUARTER OF 2007

In the reporting quarter, **net interest income** increased by 5.5% from EUR 903.7 million in the first quarter to EUR 953.8 million. The strong demand for loans in the central and east European growth markets and the increasing interest rate trend have made significant contributions to this.

Net commission income increased 1.6% from EUR 438.9 million to EUR 446.0 million, whereby the strongest growth was recorded in BCR.

The **net trading result** was, as expected, below the record figure from the first quarter (EUR 124.8 million). Major contributing factors were weaker performances in Austria and at Česká spořitelna. However, the result for this quarter was certainly above-average at EUR 94.8 million.

The **result from insurance business** in the second quarter decreased slightly to EUR 13.9 million (cf. first quarter: EUR 15.6 million), which resulted primarily from securities revaluations due to the rising interest rate trend.

General administrative expenses in the second quarter were 5.8% higher than in the previous quarter at EUR 921.2 million. At the same time, personnel expenses rose 5.2% from EUR 506.7 million to 533.1 million, while **other administrative expenses** rose 7.8% from EUR 268.4 million to EUR 289.4 million and depreciation and amortisation on tangible fixed assets rose 3.4% from EUR 95.5 million to EUR 98.7 million. These developments are attributable to the first-time consolidation of Diners Club Adriatic and substantially higher costs at BCR, which are mainly related to restructuring and transformation efforts.

In the second quarter of 2007, the operating result of EUR 587.3 million (-4.1%) was slightly below the record result in the first quarter of EUR 612.4 million.

The **cost/income ratio** increased from 58.7% in the first quarter to 61.1%.

Risk provisions for loans and advances decreased. In the first quarter they stood at EUR 128.4 million and decreased in the second quarter to EUR 110.9 million.This was due to a better loan portfolio development in the Austria and International Business segments.

There was a considerable deterioration in the other operating result from EUR -33.3 million in the previous quarter to EUR -56.1 million. This development is partly due to higher depreciation charges for BCR customer stock as a result of the strong appreciation of the Romanian Leu (RON), as well as additional customer stock depreciation charges for Diners Club Adriatic.

At EUR 426.3 million, pre-tax profit for the second quarter was 10.6% below the extraordinarily high value achieved in the first quarter of EUR 476.6 million.

Net profit after minorities in the second quarter of 2007 was within expectations for the second quarter at EUR 263.9 million; accordingly the full year financial target remains unchanged.

DEVELOPMENT OF THE BALANCE SHEET

in EUR million	Jun 07	Dez 06	Change
Loans and advances to credit institutions	21,405	16,616	28.8%
Loans and advances to customers	104,389	97,107	7.5%
Risk provisions for loans and advances	-3,239	-3,133	3.4%
Trading and other financial assets	45,066	42,497	6.0%
Other assets	29,732	28,616	3.9%
Total assets	**197,353**	**181,703**	**8.6%**

in EUR million	Jun 07	Dez 06	Change
Amounts owed to credit institutions	40,989	37,688	8.8%
Amounts owed to customers	93,235	90,849	2.6%
Debt securities in issue	29,128	21,814	33.5%
Other liabilities	17,149	15,238	12.5%
Subordinated capital	5,484	5,210	5.3%
Total equity	11,368	10,904	4.3%
Shareholder's equity	8,483	7,979	6.3%
Minority interests	2,885	2,925	-1.4%
Total liabilities and equity	**197,353**	**181,703**	**8.6%**

Total assets of Erste Bank Group climbed 8.6% in the first half of 2007 from EUR 181.7 billion to EUR 197.4 billion.

On the asset side, **loans and advances to customers** grew by 7.5% from EUR 97.1 billion to EUR 104.4 billion. In Austria, loans and advances to customers rose by 4.5%. The growth rate for loans and advances to customers in Central and Eastern Europe was substantially higher at 13.6%. This was principally due to the very positive development in retail business, with loan volume rising by 15.9%.

Risk provisions increased only marginally from EUR 3.1 billion to EUR 3.2 billion in the first half of 2007 as a result of new allocations and the use of provisions.

Trading assets increased by 8.0% from EUR 6.2 billion to EUR 6.7 billion. Investments in financial assets (fair value, available for sale and held to maturity portfolios) registered a total increase of 5.7% from EUR 36.3 billion to EUR 38.4 billion, with the held to maturity portfolio showing a particularly strong increase of 8.6% from EUR 16.7 billion to EUR 18.1 billion.

On the asset side, **loans and advances to credit institutions** rose strongest (+28.8% from EUR 16.6 billion to EUR 21.4 billion). Short-term interbank business with foreign credit institutions was the major growth driver.

On the liability side, **amounts owed to credit institutions** increased by 8.8% from EUR 37.7 billion to EUR 41.0 billion. This increase could be attributed to amounts owed to Austrian institutions.

The most significant increase in refinancing sources was recorded in **debt securities in issue**, which increased by 33.5% from EUR 21.8 billion to EUR 29.1 billion.

Amounts owed to customers increased at a lower rate than loans and advances to customers at 2.6% from EUR 90.8 billion to EUR 93.2 billion. Among institutional customers there was a reallocation from deposit towards securitised products. Above average growth was again registered in Central and Eastern Europe with deposits rising by +8.8%.

As of 1 January 2007, the solvency calculation methodology pursuant to the Austrian Banking Act (BWG) was adapted to the regulations of Basel II.

Despite growth in total assets, the assessment basis for credit risk (risk-weighted assets) fell to EUR 92.7 billion as at 30 June 2007, from EUR 94.1 billion as at year-end 2006, when the assessment base was still made in line with Basel I regulations. This was mainly due to favourable risk weights attached to retail loans, such as mortgages.

Total own funds of Erste Bank Group in accordance with the Austrian Banking Act amounted to EUR 10.2 billion as of 30 June 2007. The coverage ratio in relation to the statutory minimum requirement on this date (EUR 8.5 billion) was 120% (year-end 2006: 127%).

After deductions in accordance with the Austrian Banking Act, core capital stood at EUR 5.9 billion. The **tier 1 ratio** (core capital after deductions as a percentage of the assessment base for credit risk pursuant to the Austrian Banking Act) stood at 6.4%. The decline compared with the year-end 2006 figures (6.6%) resulted primarily from the group's acquisitions during the first half of 2007 (Bank Prestige, Ukraine – now trading under the name of Erste Bank Ukraine – and Diners Club Adriatic, Croatia by Erste Bank and ABS Banka, Bosnia by Steiermärkische Sparkasse).

The **solvency ratio**, based on credit risk (total eligible qualifying capital less requirements for the trading book, commodity foreign exchange risk and operational risk as a percentage of the risk-weighted assessment base for credit risk) stood at 9.8% on 30 June 2007 (compared with 10.3% at the end of 2006), thereby comfortably exceeding the statutory minimum requirement of 8%.

Financial statements

I. Consolidated income statement from 1 January to 30 June 2007

in EUR million	(Notes)	1-6 07	1-6 06	Change
Interest and similar income		4,748.6	3,246.0	46.3%
Interest and similar expenses		-2,904.0	-1,777.3	63.4%
Income from associates accounted for at equity		12.9	13.1	-1.5%
Net interest income	(1)	**1,857.5**	**1,481.8**	**25.4%**
Risk provisions for loans and advances	(2)	-239.3	-218.3	9.6%
Fee and commission income		1,077.5	886.0	21.6%
Fee and commission expenses		-192.6	-188.3	2.3%
Net fee and commission income	(3)	**884.9**	**697.7**	**26.8%**
Net trading result	(4)	219.6	136.2	61.2%
General administrative expenses	(5)	-1,791.8	-1,399.6	28.0%
Income from insurance business	(6)	29.5	15.0	96.7%
Other operating result	(7)	-89.4	-51.1	-75.0%
Result from financial assets - FV		4.0	1.5	>100.0%
Result from financial assets - AfS		27.4	43.8	-37.4%
Result from financial assets - HtM		0.5	4.9	-89.8%
Pre-tax profit		**902.9**	**711.9**	**26.8%**
Taxes on income		-194.1	-160.3	21.1%
Net profit before minority interests		**708.8**	**551.6**	**28.5%**
Minority interests		-142.8	-99.0	44.2%
Net profit after minorities		**566.0**	**452.6**	**25.1%**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

in EUR	1-6 07	1-6 06	Change
Diluted earnings per share	1.81	1.54	17.9%
Diluted cash earnings per share	1.89	1.54	22.7%
Earnings per share	1.82	1.54	18.2%
Cash earnings per share	1.89	1.54	23.1%

II. Consolidated balance sheet at 30 June 2007

in EUR million	(Notes)	Jun 07	Dec 06	Change
ASSETS				
Cash and balances with central banks		6,753	7,378	-8.5%
Loans and advances to credit institutions	(8)	21,405	16,616	28.8%
Loans and advances to customers	(9)	104,389	97,107	7.5%
Risk provisions for loans and advances	(10)	-3,239	-3,133	3.4%
Trading assets	(11)	6,682	6,188	8.0%
Financial assets - at fair value through profit or loss	(12)	5,045	4,682	7.8%
Financial assets - available for sale	(13)	15,200	14,927	1.8%
Financial assets - held to maturity		18,139	16,700	8.6%
Investments of insurance companies		7,556	7,329	3.1%
Equity holdings in associates accounted for at equity		389	383	1.6%
Intangible assets		6,528	6,092	7.2%
Tangible assets		2,252	2,165	4.0%
Tax assets		349	317	10.1%
Other assets		5,905	4,952	19.2%
Total assets		**197,353**	**181,703**	**8.6%**
LIABILITIES AND EQUITY				
Amounts owed to credit institutions	(14)	40,989	37,688	8.8%
Amounts owed to customers	(15)	93,235	90,849	2.6%
Debt securities in issue		29,128	21,814	33.5%
Trading liabilities		1,704	1,200	42.0%
Underwriting provisions		8,260	7,920	4.3%
Other provisions	(16)	1,749	1,780	-1.7%
Tax liabilities		286	291	-1.7%
Other liabilities		5,150	4,047	27.3%
Subordinated capital		5,484	5,210	5.3%
Total equity		11,368	10,904	4.3%
Shareholder's equity		8,483	7,979	6.3%
Minority interests		2,885	2,925	-1.4%
Total liabilities and equity		**197,353**	**181,703**	**8.6%**

III. Consolidated statement of changes in equity

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings	Total share-holders' equity	Minority interests	Total equity
Equity at 1 January 2006 (restated)	**486**	**1,464**	**2,115**	**4,065**	**2,314**	**6,379**
Currency translation	0	0	-25	-25	1	-24
Changes in own shares	0	0	-283	-283	0	-283
Dividends	0	0	-133	-133	-26	-159
Capital increases	132	2,763	0	2,895	0	2,895
Net profit before minority interests	0	0	453	453	99	552
Income and expenses recognised directly in equity	0	0	-173	-173	-221	-394
Change in interest in subsidiaries	0	0	0	0	-13	-13
Other	0	0	2	2	0	2
Equity at 30 June 2006 (restated)	**618**	**4,227**	**1,956**	**6,801**	**2,154**	**8,955**
Cash flow hedge reserve at 30 June 2006				-12	-16	-28
Available for sale reserve at 30 June 2006				-67	-10	-77
Actuarial gains/losses from long-term employee provisions at 30 June 2006				-92	-24	-116
Deferred tax reserve at 30 June 2006				39	14	53
Equity at 1 January 2007	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Currency translation	0	0	301	301	51	352
Changes in own shares	0	0	-80	-80	0	-80
Dividends	0	0	-202	-202	-120	-322
Capital increases	2	40	0	42	0	42
Net profit before minority interests	0	0	566	566	143	709
Income and expenses recognised directly in equity	0	0	-123	-123	-126	-249
Change in interest in subsidiaries	0	0	0	0	12	12
Equity at 30 June 2007	**632**	**4,554**	**3,297**	**8,483**	**2,885**	**11,368**
Cash flow hedge reserve at 30 June 2007				-49	-27	-76
Available for sale reserve at 30 June 2007				-122	-202	-324
Actuarial gains/losses from long-term employee provisions at 30 June 2007				-237	-110	-347
Deferred tax reserve at 30 June 2007				96	86	182

Income and expenses recognised directly in equity

in EUR million	1-6 07	1-6 06
Net profit before minority interests	**709**	**552**
Available for sale - reserve (including currency translation)	-285	-483
Cash flow hedge - reserve (including currency translation)	-45	-36
Actuarial gains and losses	0	0
Deferred taxes on items recognised directly in equity	81	125
Total gains and losses recognised directly in equity	**-249**	**-394**
Total	**460**	**158**
Shareholders' equity	443	280
Minority interests	17	-122

IV. Cash flow statement

in EUR million	1-6 07	1-6 06	Change
Cash and cash equivalents at end of the previous year	7,378	2,728	>100.0%
Cash flow from operating activities	-386	-1,448	-73.4%
Cash flow from investing activities	-620	-1,133	-45.3%
Cash flow from financing activities	113	2,518	-95.5%
Effect of currency translation	268	-7	na
Cash and cash equivalents at the end of period	**6,753**	**2,658**	**>100.0%**

V. Notes

The consolidated financial statements of Erste Bank were prepared in compliance with the applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly Standing Interpretations Committee (SIC). These interim financial statements for the first half of 2007 comply with IAS 34 (Interim Financial Reporting). The reporting period brought no changes in accounting policies.

Comparison figures for 2006 were adjusted pursuant to the regulations of IAS 19 concerning the disclosure of pension and severance benefits. In addition, in preparation for the implementation of IFRS 7 (Financial Instruments: Disclosures), the Erste Bank Group adapted its balance sheet and income statement for the comparative period in 2006. Details on these

adjustments were presented in the press release dated 30 January 2007, which can be found on the Erste Bank website.

A. SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

Following the signing of the share purchase agreement for the 100% acquisition of the open joint-stock company "Erste Bank" (formerly Bank Prestige), Ukraine in December 2006, this transaction was completed on 24 January 2007. Bank Prestige was included in the consolidated accounts of Erste Bank on this date. The purchase price including ancillary costs for the acquisition of Bank Prestige was EUR 80.4 million in total. This corresponds to goodwill of UAH 223.3 million or EUR 34.3 million.

After signing the share purchase agreement in January 2007, Erste Bank's 100% acquisition of Diners Club Adriatic d.d. Croatia ("DCA"), one of Croatia's leading credit card companies, was concluded on 2 April 2007. DCA was included in the consolidated accounts of Erste Bank on this date. The preliminary purchase price including ancillary costs was EUR 149.8 million. A possible activation of intangible assets (especially for goodwill, customer relationships and brand) is being considered as part of the purchase price allocation.

On 3 April 2007 Steiermärkische Sparkasse acquired an additional 7.13% of the shares in ABS Banka d.d., Bosnia-Herzegovina bringing its holding of shares in ABS Banka d.d. up to 55.62%. That is why ABS Banka d.d. was included in the consolidated accounts of Erste Bank on this date. The purchase price was EUR 27 million. A possible activation of intangible assets (especially for goodwill, customer relationships and brand) is being considered as part of the purchase price allocation.

In April 2007, under the management share option plan (MSOP) launched in 2002, a total of 244,856 shares were subscribed for at an exercise price of EUR 16.50 per share (which took into account the stock split performed in 2004). This resulted in issue proceeds of EUR 4,040,124, of which EUR 489,712 was allocated to subscribed share capital and EUR 3,550,412 to the to additional paid-in capital. The difference between the exercise price (EUR 16.50) and the closing price of the Erste Bank share at the value date (EUR 59.25) was EUR 42.75. Additionally, under the MSOP launched in 2005, a total of 63,735 shares were subscribed for in May 2007 at an exercise price of EUR 43.00 per share. This resulted in issue proceeds of EUR 2,740,605, of which EUR 127,470 was allocated to subscribed share capital and EUR 2,613,135 to the to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 59.25) was EUR 16.25.

Additionally, under the 2007 employee share ownership plan (ESOP), 663,349 shares were purchased from 7 May to 18 May 2007 (compared to 479,524 shares in 2006). The exercise price, set at 20% below the average quoted price in April 2007, was EUR 47.50 per share. The resulting issue proceeds of EUR 31,509,077.50 plus EUR 1,294,356.50 (from the difference between the exercise price of EUR 47.50 and the quoted price of EUR 59.25 on 6 June 2007 value date for 110,158 shares subscribed by employees of Erste Bank AG, charged to personnel expenses) amounted to a total of EUR 32,803,434. This amount was assigned to subscribed share capital (which received EUR 1,326,698 of the total) and to additional paid-in capital (which received EUR 31,476,736). The shares under both plans are subject to a holding period of one year.

A total of 971,940 new shares were issued in a capital increase from contingent capital. This raised the number of shares outstanding in the second quarter from 315,296,185 to 316,268,125 and expanded the subscribed share capital from EUR 630,592,370 to EUR 632,536,250. An amount of EUR 17.3 million is allocated to personnel expenses for ESOP, MSOP and profit sharing (first half 2006: EUR 10.6 million).

B. INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

1) Net interest income

in EUR million	1-6 07	1-6 06	Change
Interest income			
Lending and money market transactions with credit institutions	836.8	510.5	63.9%
Lending and money market transactions with customers	2,924.3	1,881.8	55.4%
Fixed-income securities	813.3	689.1	18.0%
Other interest and similar income	43.0	35.7	20.4%
Current income			
Shares and other variable-yield securities	84.4	87.9	-4.0%
Investments	11.3	9.1	24.2%
Investment properties	35.5	31.9	11.3%
Total interest and similar income	**4,748.6**	**3,246.0**	**46.3%**
Interest expenses			
Amounts owed to credit institutions	-1,038.5	-615.4	68.8%
Amounts owed to customers	-1,117.6	-644.2	73.5%
Debt securities in issue	-563.4	-381.7	47.6%
Subordinated capital	-179.6	-130.6	37.5%
Other	-4.9	-5.4	-9.3%
Total interest and similar expenses	**-2,904.0**	**-1,777.3**	**63.4%**
Income from associates accounted for at equity	12.9	13.1	-1.5%
Total	**1,857.5**	**1,481.8**	**25.4%**

2) Risk provisions for loans and advances

in EUR million	1-6 07	1-6 06	Change
Net allocation to risk provisions for loans and advances	-235.1	-203.1	15.8%
Direct write-offs of loans and advances and amounts received against written-off loans and advances	-4.2	-15.2	-72.4%
Total	**-239.3**	**-218.3**	**9.6%**

3) Net commission income

in EUR million	1-6 07	1-6 06	Change
Lending business	152.7	91.5	66.9%
Payment transfers	341.5	253.3	34.8%
Securities transactions	258.3	237.8	8.6%
Investment fund transactions	117.5	110.1	6.7%
Custodial fees	27.8	26.6	4.5%
Brokerage	113.0	101.1	11.8%
Insurance business	33.6	35.3	-4.8%
Building society brokerage	14.4	15.5	-7.1%
Foreign exchange transactions	17.7	18.7	-5.3%
Investment banking business	13.7	13.2	3.8%
Other	53.0	32.4	63.6%
Total	**884.9**	**697.7**	**26.8%**

4) Net trading result

in EUR million	1-6 07	1-6 06	Change
Securities and derivatives trading	104.2	52.4	98.9%
Foreign exchange transactions	115.4	83.8	37.7%
Total	**219.6**	**136.2**	**61.2%**

5) General administrative expenses

in EUR million	1-6 07	1-6 06	Change
Personnel expenses	-1,039.8	-817.4	27.2%
Other administrative expenses	-557.8	-413.7	34.8%
Depreciation and amortisation	-194.2	-168.5	15.3%
Total	**-1,791.8**	**-1,399.6**	**28.0%**

6) Income from insurance business

in EUR million	1-6 07	1-6 06	Change
Premiums earned	540.4	563.3	-4.1%
Investment income from technical business	163.3	131.5	24.2%
Claims incurred	-311.9	-192.3	62.2%
Change in underwriting reserves	-284.9	-408.9	-30.3%
Expenses for policyholder bonuses	-33.1	-0.9	>100.0%
Operating expenses	-73.7	-59.8	23.2%
Sundry underwriting profit/loss	30.6	-18.4	na
Underwriting profit/loss	**30.7**	**14.5**	**>100.0%**
Financial profit/loss	160.1	132.0	21.3%
Carry forward-underwriting	-161.3	-131.5	-22.7%
Total	**29.5**	**15.0**	**96.7%**

7) Other operating result

in EUR million	1-6 07	1-6 06	Change
Other operating income	63.7	14.5	>100.0%
Other operating expenses	-153.1	-65.6	>100.0%
Total	**-89.4**	**-51.1**	**-75.0%**
Result from real estate/properties	6.2	-0.6	na
Allocation/release of other provisions/risks	1.7	1.4	21.4%
Expenses for deposit insurance contributions	-18.3	-13.3	37.6%
Amortisation of intangible assets (customer relationships)	-39.7	0.0	na
Other taxes	-19.4	-11.3	71.7%
Result from other operating expenses/income	-19.9	-27.3	27.1%
Total	**-89.4**	**-51.1**	**-75.0%**

C. INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

8) Loans and advances to credit institutions

in EUR million	Jun 07	Dec 06	Change
Loans and advances to domestic credit institutions	2,512	1,610	56.0%
Loans and advances to foreign credit institutions	18,893	15,006	25.9%
Total	**21,405**	**16,616**	**28.8%**

9) Loans and advances to customers

in EUR million	Jun 07	Dec 06	Change
Loans and advances to domestic customers			
Public sector	2,859	2,812	1.7%
Commercial customers	29,300	28,323	3.4%
Private customers	20,683	20,466	1.1%
Unlisted securities	20	20	0.0%
Other	140	126	11.1%
Total loans and advances to domestic customers	**53,002**	**51,747**	**2.4%**
Loans and advances to foreign customers			
Public sector	1,928	1,898	1.6%
Commercial customers	29,741	25,958	14.6%
Private customers	18,384	15,963	15.2%
Unlisted securities	1,141	1,225	-6.9%
Other	193	316	-38.9%
Total loans and advances to foreign customers	**51,387**	**45,360**	**13.3%**
Total	**104,389**	**97,107**	**7.5%**

10) Risk provisions for loans and advances

in EUR million	1-6 07	1-6 06	Change
Risk provisions for loans and advances			
At start of reporting period	**3,133**	**2,817**	**11.2%**
Use	-150	-237	-36.7%
Allocations	235	203	15.8%
Currency translation	21	-10	na
At end of reporting period	**3,239**	**2,773**	**16.8%**
Provision for off-balance-sheet and other risks	155	164	-5.5%
Total	**3,394**	**2,937**	**15.6%**

11) Trading assets

in EUR million	Jun 07	Dec 06	Change
Bonds and other fixed-income securities	4,175	3,693	13.1%
Shares and other variable-yield securities	990	1,008	-1.8%
Positive fair value of derivative financial instruments	1,517	1,487	2.0%
Total	**6,682**	**6,188**	**8.0%**

12) Financial assets – at fair value through profit or loss

in EUR million	Jun 07	Dec 06	Change
Bonds and other fixed-income securities	4,132	3,764	9.8%
Shares and other variable-yield securities	913	918	-0.5%
Total	**5,045**	**4,682**	**7.8%**

13) Financial assets – available for sale

in EUR million	Jun 07	Dec 06	Change
Bonds and other fixed-income securities	11,665	11,371	2.6%
Shares and other variable-yield securities	3,249	3,260	-0.3%
Equity holdings	286	296	-3.4%
Total	**15,200**	**14,927**	**1.8%**

14) Amounts owed to credit institutions

in EUR million	Jun 07	Dec 06	Change
Amounts owed to domestic credit institutions	12,706	9,191	38.2%
Amounts owed to foreign credit institutions	28,283	28,497	-0.8%
Total	**40,989**	**37,688**	**8.8%**

15) Amounts owed to customers

in EUR million	Jun 07	Dec 06	Change
Savings deposits	42,610	42,507	0.2%
Sundry	50,625	48,342	4.7%
Total	**93,235**	**90,849**	**2.6%**

16) Provisions

in EUR million	Jun 07	Dec 06	Change
Long-term employee provisions	1,440	1,453	-0.9%
Sundry provisions	309	327	-5.5%
Total	**1,749**	**1,780**	**-1.7%**

D. ADDITIONAL INFORMATION

17) Contingent liabilities and other obligations

in EUR million	Jun 07	Dec 06	Change
Contingent liabilities	**15,401**	**15,041**	**2.4%**
Guarantees and warranties	15,008	14,661	2.4%
Other	393	380	3.4%
Other obligations	**20,925**	**20,326**	**2.9%**
Undrawn credit and loan commitments, promissory notes	19,996	19,217	4.1%
Other	929	1,109	-16.2%

As at 30 June 2007, in respect of DIE ERSTE österreichische Spar-Casse Privatstiftung, Erste Bank AG reported accounts payable of EUR 38.7 million and accounts receivable of EUR 7.3 million. Standard derivative transactions for hedging purposes were in place between Erste Bank and DIE ERSTE österreichische Spar-Casse Privatstiftung at the end of June 2007 (interest rate swaps with a notional value of EUR 75 million and interest rate swaps with caps and floors in the notional amount of EUR 247.4 million each).

Legal proceedings

Haftungsverbund/Savings Banks

In 2002 Erste Bank formed the Haftungsverbund on the basis of a set of agreements with the majority of the Austrian savings banks. While the primary purpose of the Haftungsverbund was to establish a joint early-warning system as well as a cross-guarantee for certain liabilities (mostly deposits) of member savings banks, and to strengthen the Group's cooperation in the market, the Haftungsverbund agreements also allow Erste Bank and the other member institutions to qualify as a 'credit institute group' within the meaning of the Act. This permits Erste Bank to consolidate the "Qualifying Capital" (required under § 24 of the Act) and the risk-weighted assets (required under § 22 of the Act) of the members of the Haftungsverbund.

In competition proceedings before the Austrian Cartel Court, both a competitor of the Group and the Federal Competition Authority requested the court to set aside the Haftungsverbund-agreements because of an alleged infringement of Article 81 of the EC Treaty.
On 21 March 2007 the Supreme Court handed down a resolution in this case against which no further appeal is possible.

In this decision, the Supreme Court confirmed that the agreements which constitute the Haftungsverbund are for the most part in compliance with Article 81 of the EC Treaty, because, among other things, they provide benefits to consumers. This relates in particular to the joint product development policy within the Haftungsverbund as well as to the early warning system and the cross-guarantee system.

However, the Supreme Court also held that certain aspects of the agreements (notably the fact that, on the basis of the agreements, the savings banks disseminate a considerable amount of sensitive information not only to the Steering Company, which is qualified as legitimate, but also to Erste Bank) could be critical under competition aspects.

The Supreme Court did not stipulate any explicit consequences from its findings which need to be implemented by Erste Bank and the other parties to the proceedings. Rather, in order to specify the conclusions to be drawn from the court ruling, the proceeding will now be continued in the first instance.

The Supreme Court's decision does not affect the consolidation of the Qualifying Capital of the savings banks as part of Erste Bank's balance sheet yet.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act.

In November 2005, this application was widened to also encompass a Supplementary Agreement to the Haftungsverbund, entered into by Erste Bank, the s-Haftungs- und Kundenabsicherungs GmbH and another Sparkasse as a test case.

On 21 March 2007, in parallel with above mentioned ruling in the competition proceedings, the Supreme Court handed down its respective ruling, which is legally binding. In this ruling, which was welcomed by Erste Bank as being very favourable, the Supreme Court determined that the Supplementary Agreement of November 2005 qualifies as a Zusammenschluss (merger) within the meaning of the Austrian Cartel Act.
Now Erste Bank shall enter into similar agreements with all other Sparkassen willing to take this step. Following formal authorisation of this Zusammenschluss (merger) by the Austrian competition authorities, all participating members will qualify as a group in the meaning of competition law, to the effect that (according to the Viho-case law of the European courts) the internal relations between Erste Bank and the respective Sparkassen will no longer be subject to scrutiny under anti-trust rules.

18) Headcount at 30 June 2007

(weighted by degree of employment)

	Jun 07	Dec 06	Change
Employed by Erste Bank Group	**51,788**	**50,164**	**3.2%**
Austria incl. Haftungsverbund savings banks	15,124	14,709	2.8%
Central and Eastern Europe / International	36,664	35,455	3.4%
Česká spořitelna Group	10,733	10,856	-1.1%
Banca Comercială Română Group	13,068	13,492	-3.1%
Slovenská sporiteľňa Group	4,816	4,797	0.4%
Erste Bank Hungary Group	2,906	2,881	0.9%
Erste Bank Croatia Group	1,810	1,759	2.9%
Erste Bank Serbia	909	871	4.4%
Erste Bank Ukraine	637	0	nm
Other subsidiaries and foreign branch offices	1,785	799	>100.0%

E. SEGMENT REPORTING

Austria

Austria continued to show positive results in the first half of 2007. Net profit after minority interests increased by EUR 33.6 million (+18.3%) compared to the first half of 2006, from EUR 183.5 million to EUR 217.1 million. The result is driven by another particularly good result for net interest income (EUR +40.7 million or +5.3%), a significant increase in the net trading result (EUR +16.8 million or +21.3%) and a further improvement in fee and commission income (EUR +16.9 million or +3.7%). Whilst operating income as a whole increased by 5.7% compared to the previous year, the increase in general administrative expenses remained – as in previous quarters – exceptionally moderate at 2.2% (EUR +18.2 million).

The operating result improved by EUR 56.7 million or 11.8% to EUR 536.9 million in the first half of 2007, with all sub-segments displaying improvements. The cost/income ratio improved considerably from 63.4% to its current level of 61.3%. The decline in other result was generally due to the higher valuation income from securities outside the trading portfolio, as well as income from the disposal of investments in the second quarter of 2006. In addition to the marked improvement in the profit, the development of the return on equity (based on the new allocation of equity) was substantially helped by lower equity requirements as a result of the application of Basel II – particularly in the Retail & Mortgage sub-segment and in the Savings Bank segment – improving from 19.5% in the first half of 2006 to its current level of 22.3%.

Savings Banks

Net profit after minority interests increased slightly compared to the first half of 2006, from EUR 7.6 million to EUR 8.8 million. The improvement in net interest income from EUR 399.5 million to EUR 420.0 million (+5.1%) was based on a considerable increase in customer loans. The slight decline in costs (EUR -7.1 million or -1.7%) also contributed towards the increased operating result from EUR 182.5 million to EUR 200.6 million (+9.9%). The cost/income ratio improved from 69.5% to 67.8%. The decline in other result was marked by the valuation income from securities outside the trading portfolio. Return on equity increased to 7.8% and was also assisted by proportionally lower equity requirements following the introduction of Basel II at the start of the year.

Retail and Mortgage

The retail business continued to develop very favourably. The net profit after minority interests improved considerably by EUR 14.5 million (+24.2%) from EUR 60.1 million to EUR 74.6 million. Net interest income grew despite continued strong competitive pressure on margins on the deposit side through the expansion of lending activity, in particular in the mortgage area, rising by 2.6% compared with the first half of 2006 (EUR 272.6 million compared to 265.8 million in the first half of 2006). Net commission income once again increased considerably compared to the first half of 2006, in particular with respect to the securities business, which once again performed very well. Overall, net commission income improved by EUR 11.7 million (+6.7%), from EUR 174.9 million to EUR 186.6 million.

General operating expenses – particularly pleasingly – only rose marginally in comparison with the level for the corresponding period in 2006, despite business expansion of subsidiaries (e.g. in asset management) in Erste Bank Group's home market by +0.8% (to EUR -320.3 million compared with EUR -317.7 million the previous year). The operating result in this sub-segment increased from EUR 138.9 million to EUR 156.2 million (+12.5%). The cost/income ratio improved considerably in comparison with the first half of 2006 from 69.6% to 67.2%. Return on equity stood at 19.7% (compared with 13.8% in the corresponding period in 2006). Based on the new equity allocation and the adoption of Basel II methodologies the new return on equity target for this segment now stands at 19% (previously: 12%).

in EUR million	Austria 1-6 07	Austria 1-6 06	CEE 1-6 07	CEE 1-6 06	Int'l Business 1-6 07	Int'l Business 1-6 06	Corp. Center 1-6 07	Corp. Center 1-6 06
Net interest income	807.2	766.5	989.5	627.9	73.6	70.7	-12.8	16.8
Risk provisions	-146.0	-158.8	-88.1	-52.2	-5.2	-7.4	0.0	0.2
Net fee and commission income	473.5	456.6	410.3	249.5	15.2	15.3	-14.1	-23.8
Net trading result	95.6	78.9	111.5	58.2	-0.1	0.1	12.6	-0.9
General administrative expenses	-850.5	-832.3	-863.8	-532.5	-16.4	-16.7	-61.1	-18.1
Income - insurance business	11.1	10.5	18.4	4.5	0.0	0.0	0.0	0.0
Other result	9.0	27.1	-25.4	-23.6	0.3	6.7	-41.5	-11.1
Pre-tax profit	**399.9**	**348.6**	**552.4**	**331.8**	**67.4**	**68.6**	**-116.8**	**-37.0**
Taxes on income	-91.0	-76.8	-105.5	-74.7	-18.1	-18.7	20.4	9.8
Minority interests	-91.9	-88.3	-63.8	-12.6	0.0	0.0	12.9	2.0
Net profit after minorities	**217.1**	**183.5**	**383.2**	**244.5**	**49.3**	**49.9**	**-83.5**	**-25.2**
Average risk-weighted assets	48,295.0	49,365.6	33,525.6	20,653.8	6,777.4	7,524.7	1,220.1	357.0
Average attributed equity	1,942.8	1,878.1	2,040.6	1,364.8	440.8	489.3	3,777.9	2,676.2
Cost/income ratio	**61.3%**	**63.4%**	**56.5%**	**56.6%**	**18.5%**	**19.4%**	**n.a.**	**n.a.**
ROE based on net profit	**22.3%**	**19.5%**	**37.6%**	**35.8%**	**22.4%**	**20.4%**	**n.a.**	**n.a.**

in EUR million	Savings Banks 1-6 07	Savings Banks 1-6 06	Retail & Mortgage 1-6 07	Retail & Mortgage 1-6 06	Large Corporates 1-6 07	Large Corporates 1-6 06	Treasury & IB 1-6 07	Treasury & IB 1-6 06
Net interest income	420.0	399.5	272.6	265.8	83.0	75.0	31.6	26.2
Risk provisions	-82.5	-87.2	-48.7	-48.9	-14.8	-22.6	0.0	0.0
Net fee and commission income	187.9	187.5	186.6	174.9	45.3	45.2	53.7	49.0
Net trading result	15.6	11.2	6.1	5.3	1.2	1.7	72.7	60.7
General administrative expenses	-422.9	-415.8	-320.3	-317.7	-51.5	-47.4	-55.8	-51.5
Income - insurance business	0.0	0.0	11.1	10.5	0.0	0.0	0.0	0.0
Other result	-0.1	10.3	-1.5	-1.5	9.4	14.6	1.3	3.7
Pre-tax profit	**117.9**	**105.6**	**105.9**	**88.4**	**72.6**	**66.5**	**103.4**	**88.1**
Taxes on income	-28.6	-23.2	-23.3	-19.3	-16.3	-14.6	-22.8	-19.6
Minority interests	-80.5	-74.7	-8.1	-9.1	-3.3	-4.5	0.0	0.0
Net profit after minorities	**8.8**	**7.6**	**74.6**	**60.1**	**53.1**	**47.4**	**80.5**	**68.4**
Average risk-weighted assets	22,745.5	25,498.1	11,514.4	13,013.1	10,766.6	7,522.2	3,268.4	3,332.2
Average attributed equity	225.6	261.1	760.0	870.1	701.7	491.1	255.5	255.8
Cost/income ratio	**67.8%**	**69.5%**	**67.2%**	**69.6%**	**39.8%**	**38.8%**	**35.3%**	**37.9%**
ROE based on net profit	**7.8%**	**5.8%**	**19.6%**	**13.8%**	**15.1%**	**19.3%**	**63.0%**	**53.5%**

in EUR million	Czech Republic 1-6 07	Czech Republic 1-6 06	Romania 1-6 07	Romania 1-6 06	Slovakia 1-6 07	Slovakia 1-6 06	Hungary 1-6 07	Hungary 1-6 06
Net interest income	387.0	344.8	256.1	0.0	145.5	107.9	116.1	117.4
Risk provisions	-32.6	-22.1	-8.3	0.0	-16.3	-7.6	-22.1	-14.1
Net fee and commission income	169.2	161.8	105.4	0.0	46.0	40.4	59.4	31.9
Net trading result	24.9	26.5	52.7	0.0	9.5	6.9	20.3	17.5
General administrative expenses	-322.2	-294.4	-235.5	0.0	-111.5	-89.1	-118.7	-93.4
Income - insurance business	5.7	4.5	12.6	0.0	0.0	0.0	0.0	0.0
Other result	-9.0	-12.3	-4.5	0.0	-3.7	-1.4	-10.9	-9.1
Pre-tax profit	**222.9**	**208.9**	**178.6**	**0.0**	**69.3**	**57.2**	**44.1**	**50.2**
Taxes on income	-52.8	-50.5	-30.5	0.0	-5.9	-8.6	-8.3	-10.6
Minority interests	-4.8	-5.3	-46.9	0.0	0.0	0.2	-0.1	-0.1
Net profit after minorities	**165.4**	**153.1**	**101.1**	**0.0**	**63.5**	**48.8**	**35.7**	**39.5**
Average risk-weighted assets	12,043.5	10,896.7	9,464.0	0.0	4,207.7	3,096.3	4,372.3	3,630.9
Average attributed equity	827.5	752.2	449.9	0.0	295.8	222.0	306.2	252.2
Cost/income ratio	**54.9%**	**54.8%**	**55.2%**	**0.0%**	**55.5%**	**57.4%**	**60.6%**	**56.0%**
ROE based on net profit	**40.0%**	**40.7%**	**45.0%**	**0.0%**	**42.9%**	**44.0%**	**23.3%**	**31.3%**

in EUR million	Croatia 1-6 07	Croatia 1-6 06	Serbia 1-6 07	Serbia 1-6 06	Ukraine 1-6 07	Ukraine 1-6 06	Total group 1-6 07	Total group 1-6 06
Net interest income	74.2	54.7	7.0	3.1	3.6	0.0	1,857.5	1,481.8
Risk provisions	-5.9	-7.3	-0.3	-1.1	-2.5	0.0	-239.3	-218.3
Net fee and commission income	28.0	13.1	2.2	2.3	0.2	0.0	884.9	697.7
Net trading result	3.4	7.3	0.7	0	0.1	0.0	219.6	136.2
General administrative expenses	-53.8	-41.5	-13.5	-14.2	-8.6	0.0	-1,791.8	-1,399.6
Income - insurance business	0.0	0.0	0.0	0.0	0.0	0.0	29.5	15.0
Other result	1.3	-0.6	1.4	-0.3	0.1	0.0	-57.5	-0.9
Pre-tax profit	**47.2**	**25.7**	**-2.6**	**-10.2**	**-7.1**	**0.0**	**902.9**	**712.0**
Taxes on income	-9.6	-5.0	0.2	0.0	1.3	0.0	-194.1	-160.3
Minority interests	-12.2	-7.5	0.2	0.2	0.0	0.0	-142.8	-98.9
Net profit after minorities	**25.4**	**13.2**	**-2.2**	**-10.0**	**-5.8**	**0.0**	**566.0**	**452.7**
Average risk-weighted assets	2,965.0	2,898.7	351.1	131.2	122.0	0.0	89,818.0	77,901.1
Average attributed equity	130.2	122.9	20.8	15.4	10.0	0.0	8,202.0	6,408.4
Cost/income ratio	**50.9%**	**55.2%**	**n.n.**	**n.n.**	**n.a.**	**0.0%**	**59.9%**	**60.0%**
ROE based on net profit	**39.0%**	**21.4%**	**n.n.**	**n.n.**	**n.a.**	**0.0%**	**13.8%**	**14.1%**

Large Corporates

Net profit after minority interests in the Large Corporates segment showed a 12% increase from EUR 47.4 million to EUR 53.1 million compared to the corresponding period for 2006. Net interest income increased from EUR 75.0 million to EUR 83.0 million (+10.7%) compared to the first half of 2006. This development is principally due to the growth in volume at Immorent, the real estate leasing subsidiary, throughout Erste Bank Group's home market. Risk provisions were substantially lower as a result of the pleasing development in the risk structure. The decrease in other result was due to valuation gains from securitised financing operations and one-off proceeds from the sale of a private equity investment allocated to this segment during the previous year.

General administrative expenses rose by 8.8% from EUR -47.4 million to EUR -51.5 million. This development can be mainly explained due to higher expenditures in conjunction with the expansion of the real estate leasing business in Central and Eastern Europe. The cost/income ratio stood at 39.8%, with return on equity declining considerably from 19.3% to 15.1%, which can be exclusively attributed to the expected high equity requirements as a result of BIS II. In addition to the expansion of the business volume, the modified regulation for determining the credit risk (in particular due to the higher weighting of unused credit lines) also led to considerable growth in risk-weighted assets and the resulting higher allocation of equity.

Treasury and Investment Banking

Compared to the first half of 2006, net profit after minority interests increased by 17.7% from EUR 68.4 million to EUR 80.5 million. The decline in net interest income from asset liability management (caused by the general trend in market interest rates and the flat yield curve) was more than compensated for by the unusually good result in money market operations. Net commission income increased by EUR 4.7 million or 9.7%, from EUR 49.0 million to EUR 53.7 million, attributable primarily to the securities business, in particular in structured products. Despite a decline of 56% in the second quarter compared to the first quarter, net trading result continued to improve year over year thanks to a very positive trend in equity trading, and increased - from an already very high level in the first half of 2006 - from EUR 59.6 million to EUR 79.2 million. General administrative expenses increased – due to business expansion - from EUR -51.5 million in the first half of 2006 to the current level of EUR -55.8 million. The cost/income ratio stood at 35.3%, with return on equity increasing from 53.5% to 63.0%.

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after taxes rose by EUR 12.3 million or 8.0% compared with the first half of 2006, from EUR 153.1 million to EUR 165.4 million. The +8.8% improvement in the operating result is based on an increase of 12.2% or EUR 42.2 million in net interest income (resulting from the expansion of customer lending by 18% and a positive trend in market interest rates) from EUR 344.8 million to EUR 387.0 million. Net commission income improved 4.6% from EUR 161.8 million to EUR 169.2 million. The payment transfer business was the most important contributory factor to this. The increase in general administrative expenses from EUR -294.4 million to EUR -322.2 million (9.4% - however, only 8.2% on a currency-adjusted basis), was due to higher staff expenditure (partly because of higher staff numbers) and expenses relating to the significant expansion in customer business, e.g. office and marketing expenditure. Based on an excellent performance on the income side, the operating result improved by 8.8% from EUR 243.2 million to EUR 264.6 million. The favourable movement in the CZK/EUR exchange rate (up +1.2%) has also to be taken into consideration in this respect. The cost/income ratio was 54.9%; the return on equity was 40.0%. For the full-year 2007, net profit after minority interests is still expected to be up by an unchanged 15-20%.

Romania

Since BCR was included for the first time on 12 October 2006 only, there are no comparative values in the segmental report for the first half of 2006. Net profit after minority interests reached a value of EUR 101.1 million in the first two quarters of 2007, while the operating result equalled EUR 191.3 million, resulting in a cost/income ratio of 55.2% and a return on equity of 45.0%. All in all, the loan portfolio increased by 14.3% since the beginning of the year to EUR 9.5 billion and

is completely in line with the expectations for the first half of the year. The first two quarters of 2007 were impacted by the start of the transformation programme, which should lead to positive effects in the following quarters.

The retail and corporate operations are currently being restructured to bring them up to Erste Bank standards. New and attractive products are being developed for BCR's more than three million customers, the main back-office functions are being optimised and important operative IT projects are being set up. The restructuring and transformation costs amounting to EUR 11.4 million included in this result (in particular consulting expenses as well as above-average marketing and training expenses) have distorted the quarterly result accordingly. These measures – combined with significantly-higher-than-expected GDP growth in 2007 – will make an important contribution to the achievement of our profit targets (40% growth in local net profit on a EUR-basis and before restructuring costs).

The valuation of customer relationships required by IFRS 3 (purchase price accounting) and the associated linear amortisation of EUR 38.2 million (disclosed in other result) are allocated to the Corporate Center, primarily to ensure comparability with all other segments.

Slovakia

Net profit after minority interests at Slovenská sporiteľňa rose compared to the first half of 2006 by 30.2% from EUR 48.8 million to the current EUR 63.5 million. Net interest income increased considerably by 34.9% compared to the reporting period in the previous year, an increase by EUR 37.6 million from EUR 107.9 million to its current level of EUR 145.5 million. This development is due to the massive expansion by 32.2% in customer lending. Net commission income (EUR 46.0 million compared to EUR 40.4 million in the first half of 2006) rose due to the growth in both customer lending and payment transfers.

General administrative expenses rose by EUR 22.5 million or 25.2% from EUR -89.1 million to a total of EUR -111.5 million. This was caused by higher expenses for IT projects on the one hand, and on the other hand by exchange rate trends (+9.4%). The fall in the tax ratio results from the reversal of a provision made in 2006 which, following a change in legal requirements, was no longer necessary. Both the operating result (up 35.1%, currency adjusted up 22.4%) and the net profit after minority interests (30.2%, currency adjusted up 17.9%) increased markedly. Return on equity stood at 42.9%, with the cost/income ratio improving significantly from 57.4% to 55.5%.

Hungary

Erste Bank Hungary's operating result rose 5.0% or EUR 3.7 million in the first half of 2007 from EUR 73.4 million to EUR 77.1 million. Net interest income fell slightly by EUR 1.3 million or -1.1% from EUR 117.4 million to EUR 116.1 million. While growth in customer lending (EUR +23%) continued unabated, extraordinary effects affected this item: amongst others, an interest expense accrual from the previous year (approximately EUR 8 million in the first quarter of 2007) as well as a reallocation of interest-like fee and commission expenses in the leasing business from fees and commissions to interest income. The increase in risk provisions from EUR -14.1 million to EUR -22.1 million was a result of the expansion in lending and in line with expectations for the full year. Net commission income showed a significant increase over the first half of 2007 (EUR 59.4 million after EUR 31.9 million), which can be attributed in part to the change in allocation referred to above and also to a significant increase in payment transfers and the securities business.

The development in general administrative expenses is based on higher personnel and other administrative expenses due to the expansion of the branch network and the first-time consolidation of the real estate subsidiary. Net profit after minority interests fell by 9.5% from EUR 39.5 million to EUR 35.7 million. The cost/income ratio deteriorated from 56.0% to 60.6% and return on equity fell from 31.3% to 23.3%. For the full year of 2007 the net profit target remains unchanged – growth of 15% adjusted for the interest accrual correction is expected.

Croatia

In April, Diners Club Adriatic d.d. was acquired, with 450,000 issued credit cards one of the leading credit card companies in this market. Their results are shown in the Croatia sub-segment starting in the second quarter. In addition, the first-time consolidation of real estate subsidiaries as of the start of the year also distorts some line items in the semi-annual comparison. Overall, these effects have only a marginal impact on segment net profit.

The operating result of Erste Bank Croatia improved compared to the first half of 2006 by 92.8% or EUR 12.2 million, from EUR 13.2 million to EUR 25.4 million. Net interest income improved noticeably, despite the restrictive legislation on foreign currency financing and the general limitation of loan growth. The rising growth rates in the lending business along with the shift to higher interest products contributed to this in the retail area.

As a result, net interest income rose in the first half of 2007 by EUR 19.5 million from EUR 54.7 million to EUR 74.2 million (DCA contributed EUR +3.3 million). Net commission income more than doubled, above all from payment transfers and from securities transactions, as well as from income from the credit card subsidiary (EUR +6.1 million) from EUR 13.1 million to EUR 28.0 million. General administrative expenses increased by EUR 12.3 million or 29.6% from EUR -41.5 million to their current EUR -53.8 million. This was mainly due to the inclusion of subsidiaries in the consolidated financial accounts mentioned above. The improvement in other result from a loss of EUR -0.6 million to a profit of EUR 1.3 million, resulted from one-off income related to the sale of an equity interest in the first quarter of 2007. The return on equity rose clearly from 21.4% to 39.0%, the income ratio improved from 55.2% to 50.9%

Serbia

The 2006 business year in Serbia was dominated by restructuring measures. Net loss after minority interests improved by EUR 7.8 million or 77.9% from EUR -10.0 million to EUR -2.2 million. Along with a considerable increase in net interest income (EUR 7.0 million compared with EUR 3.1 million in the first half of 2006), driven by expansion in the retail business and interbank business, risk provisions decreased significantly. General administrative expenses fell EUR 0.8 million from EUR -14.2 million to EUR -13.5 million, mainly as a result of the restructuring expenses mentioned above that strained the semi-annual result in 2006. The EUR 1.7 million increase in the other result from a deficit of EUR -0.3 million to a profit of EUR 1.4 million was attributable to one-off income from disposal of collateral. The targets for 2008 (15-20% RoE based on local results) remain unchanged. Against the backdrop of a growing market and opportunities associated with that growth and contrary to the forecasts up until now of a balanced result in 2007, net profit after minorities for this year is expected to be slightly negative (EUR 4-5 million).

Ukraine

Bank Prestige was fully taken over by Erste Bank in February of this year. Since then a branch was opened every week. The current branch number stands at 35; by year-end this figure should expand to 75-80. In line with this development, employee numbers are to grow from currently 670 to about 1,000 by year-end. The bank, which by now is already operating under the Erste Bank brand, is expected to grow faster than the competition in the retail segment. Its retail market share has already grown from zero to 0.8%. Based on a positive market environment and our track record in implementing growth strategies in the retail segment, the corresponding market share should reach 1% by year-end and 4% by 2010

Compared to the first quarter of 2007 (only including the results of two months), the second quarter already showed a very pleasing increase in net interest income due to the 37% rise in customer loans. General administrative expenses rose noticeably, as expected, because of the rapid expansion of business compared to the previous quarter. The cumulative net loss after minority interests for the first half of the year was EUR -5.8 million.

International Business

Net profit after minority interests showed a slight drop of EUR -0.6 million or 1.3% from EUR 49.9 million to EUR 49.3 million. This was caused primarily by trends in other result which, in the first half of 2006 contained positive one-off effects totalling EUR 5.7 million from valuation gains on investments and proceeds from previously written off loans. The increase in net interest income and the improvement in general administrative expenses led to a 4.3% rise in the operating result. The cost/income ratio improved from 19.4% to 18.5%, the return on equity rose from 20.4% to 22.4%, strongly supported by the lower equity requirements under the Basel II guidelines.

Corporate Center

The Corporate Center segment includes results from companies, profit consolidation between the segments as well as amortisation of BCR and DCA customer stock which in order to ensure comparability cannot be assigned to a specific business segment. The trends for net commission income and general administrative expenses were largely determined by profit consolidation of banking support operations. General

administrative expenses rose in particular through other administrative expenditure for group-wide projects and the effects of accruals, which are expected to reverse over the course of the year. The deterioration in net interest income was caused primarily by one-off interest income on the capital increase proceeds in the same period last year while the net trading result advanced as a result of the mark-to-market valuation of strategic investments. The deterioration in other result compared with the same period in the previous year can be attributed to the EUR -39.7 million statutory linear amortisation charge relating to the value of BCR's and DCA's acquired customer base. This item was positively affected through revaluation income from assets connected with a securities settlement case in 2006.

F. CHANGES IN TOTAL QUALIFYING CAPITAL

	BASEL II	BASEL I	
in EUR million	Jun 07	Dec 06	Change
Subscribed capital (less own shares)	633	629	0.6%
Reserves and minority interests	5,842	6,065	-3.7%
Intangible assets	-447	-509	-12.2%
Core capital (Tier 1) before deductions	**6,028**	**6,185**	**-2.5%**
Deductions from core capital (Tier 1) pursuant to section 23 (13/3) Austrian Banking Act	-127	0	na
Core capital (Tier 1) after deductions	**5,901**	**6,185**	**-4.6%**
Eligible subordinated liabilities	3,869	3,604	7.4%
Revaluation reserve	156	216	-27.8%
Excess risk provisions	201	0	na
Qualifying supplementary capital (Tier 2)	**4,226**	**3,820**	**10.6%**
Short-term subordinated capital (Tier 3)	**267**	**331**	**-19.3%**
Deductions from qualifying supplementary capital (50% pursuant to section 23 (13/3) and deduction according to section 23 (13/4a) Austrian Banking Act	-192	-225	-14.7%
Total eligible qualifying capital	**10,202**	**10,111**	**0.9%**
Capital requirement	8,522	7,952	7.2%
Surplus capital	1,680	2,159	-22.2%
Cover ratio	119.7%	127.1%	
Tier 1 ratio	**6.4%**	**6.6%**	
Solvency ratio	**9.8%**	**10.3%**	
Risk-weighted assesment basis pursuant to section 22 (2) Austrian Banking Act	92,660	94,129	-1.6%
8% minimum capital requirement	7,413	7,530	-1.6%
Capital requirement for commodity foreign exchange risk pursuant to section 22o (2/11 and 12) Austrian Banking Act	18	3	>100.0%
Capital requirement for the trading book pursuant to section 22o Austrian Banking Act	430	419	2.6%
Capital requirement for operational risk pursuant to section 22i Austrian Banking Act	661	0	na
Total required own funds	**8,522**	**7,952**	**7.2%**

Quarterly financial data

CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

in EUR million	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07
Net interest income	757.8	779.7	927.8	903.7	953.8
Risk provisions for loans and advances	-109.2	-112.9	-107.9	-128.4	-110.9
Net fee and commission income	355.5	338.8	409.4	438.9	446.0
Net trading result	45.0	51.6	90.1	124.8	94.8
General administrative expenses	-708.3	-704.7	-841.0	-870.6	-921.2
Income from insurance business	7.3	10.3	10.5	15.6	13.9
Other operating result	-29.1	-35.2	-57.7	-33.3	-56.1
Result from financial assets - FV	-8.8	-1.0	-5.0	11.1	-7.1
Result from financial assets - AfS	19.1	7.3	48.9	14.3	13.1
Result from financial assets - HtM	-0.4	0.4	0.9	0.5	0.0
Pre-tax profit	328.9	334.3	476.0	476.6	426.3
Net profit after minorities	**211.1**	**202.7**	**276.9**	**302.1**	**263.9**

CONSOLIDATED BALANCE SHEET OF ERSTE BANK

in EUR million	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07
Loans and advances to credit institutions	19,890	18,307	16,616	20,877	21,405
Loans and advances to customers	84,474	87,230	97,107	100,468	104,389
Risk provisions for loans and advances	-2,773	-2,823	-3,133	-3,189	-3,239
Trading and other financial assets	40,547	41,389	42,497	43,489	45,066
Other assets	18,112	18,487	28,616	28,908	29,732
Total assets	**160,249**	**162,590**	**181,703**	**190,553**	**197,353**
Amounts owed to credit institutions	35,897	34,135	37,688	38,038	40,989
Amounts owed to customers	77,836	80,660	90,849	94,956	93,235
Debt securities in issue	18,983	18,603	21,814	24,989	29,128
Other liabilities	14,285	14,566	15,238	15,847	17,149
Subordinated capital	4,294	5,261	5,210	5,500	5,484
Total equity	8,955	9,364	10,904	11,223	11,368
Shareholder's equity	6,800	7,115	7,979	8,242	8,483
Minority interests	2,154	2,249	2,925	2,981	2,885
Total liabilities and equity	**160,249**	**162,590**	**181,703**	**190,553**	**197,353**

STATEMENT OF THE LEGAL REPRESENTATIVES IN RESPECT OF THE INTERIM REPORT

As legal representatives, the under-signed members of the board confirm that this interim report gives a true and fair view about the financial position and performance of the company in accordance with International Financial Reporting Standards (IFRS), as applicable in the European Union, in particular with IAS 34 („Interim reports") and has been produced to the best of their knowledge and under their responsibility.

This interim report was neither audited nor reviewed by an auditor.

Vienna, 31 July 2007

Andreas Treichl mp
Chairman of the Board

Elisabeth Bleyleben-Koren mp
Deputy Chairwoman of the Board

Peter Kisbenedek mp
Member of the Board

Franz Hochstrasser mp
Member of the Board

Johannes Kinsky mp
Member of the Board

Bernhard Spalt mp
Member of the Board

Herbert Juranek mp
Member of the Board

Peter Bosek mp
Member of the Board

Thomas Uher mp
Member of the Board

SHAREHOLDER EVENTS

21 September 2007	5th Capital Markets Day
30 October 2007	Nine-months results for 2007
29 February 2007	Full-year preliminary results 2007

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna

Phone: +43 - (0) 50 100 - 17 693
Fax: +43 - (0) 50 100 - 913 112
Email: investor.relations@erstebank.at
Internet: www.erstebank.com/ir

Gabriele Werzer
Phone: +43 - (0) 50 100 - 11 286
Email: gabriele.werzer@erstebank.at

Thomas Sommerauer
Phone: +43 - (0) 50 100 - 17 326
Email: thomas.sommerauer@erstebank.at

TICKER SYMBOLS

Reuters:	ERST.VI
Bloomberg:	EBS AV
Datastream:	O:ERS
ISIN:	AT0000652011
ADR Cusip-Code:	296 036 304

END